Exhibit 99.2

PACTERA TECHNOLOGY INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PACT)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD AT 9:00 AM ON DECEMBER 23, 2013 (BEIJING TIME, OR 8:00 PM EST ON DECEMBER 22, 2013) AND AT BUILDING C-4, NO.66 XIXIAOKOU ROAD, HAIDIAN DISTRICT, BEIJING 100192, P.R. CHINA.

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Pactera Technology International Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares of the Company, par value US$0.00139482 per share (the “Common Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual General Meeting”) to be held at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China on December 23, 2013 at 9:00 AM (Beijing time, or 8:00 PM EST on December 22, 2013), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Common Shares at the close of business on November 19, 2013 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Common Share shall be entitled to one vote on all matters.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, at the discretion of the proxy in respect of each Ordinary Resolution set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s Investor Relations Department at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China as soon as possible and in any event no later than 9:00 AM on December 21, 2013 (Beijing time, or 8:00 EST on December 20, 2013)  failing which the proxy will not be valid.

PACTERA TECHNOLOGY INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PACT)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD AT 9:00 AM ON DECEMBER 23, 2013 (BEIJING TIME, OR 8:00 PM EST ON DECEMBER 22, 2013) AND AT BUILDING C-4, NO.66 XIXIAOKOU ROAD, HAIDIAN DISTRICT, BEIJING 100192, P.R. CHINA

I/We,                                                                                                                                                                                                 of                                                                                                                                                       , being the registered holder of                                            common shares  (Note 1) , par value US$0.00139482 per share, of Pactera Technology International Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or             of                                                       as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on December 23, 2013 at 9:00 AM (Beijing time, or 8:00 PM EST on December 22, 2013), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Resolution No. 4 as set out in the Notice of Annual General Meeting.
5.	Resolution No. 5 as set out in the Notice of Annual General Meeting.

Dated , 2013	Signature(s) (Note 4)

Notes:

(1)         Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)         If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. A proxy need not be a member.  ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

(3)         IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.”  Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

(4)         This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

(5)         This form of proxy must be returned to the Company’s Investor Relations Department at Building C-4, No. 66 Xixiaokou Road, Haidian District, Beijing 100192, the People’s Republic of China so as to be received prior to 9:00 AM on December 21, 2013 (Beijing time, or 8:00 EST on December 20, 2013) failing which the proxy will not be valid.